UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Monolithic System Technology, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

609842 10 9

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609842 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wing-Yu Leung

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,102,587

	6.	Shared Voting Power 17,900

	7.	Sole Dispositive Power 2,102,587

	8.	Shared Dispositive Power 17,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,120,487

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 7.00%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Monolithic System Technology, Inc. (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 1020 Stewart Drive, Sunnyvale, California 94085.

Item 2.
	(a)	Name of Person Filing Wing-Yu Leung.
	(b)	Address of Principal Business Office or, if none, Residence 1020 Stewart Drive, Sunnyvale, California 94085.
	(c)	Citizenship United States of America.
	(d)	Title of Class of Securities Common Stock.
	(e)	CUSIP Number 609842 10 9.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
This statement is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
According to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2004, there are 30,295,822 shares of Common Stock issued and outstanding as of November 1, 2004.
(a) Amount beneficially owned: 2,120,487
(b) Percent of class: 7.00%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,102,587
(ii) Shared power to vote or to direct the vote 17,900
(iii) Sole power to dispose or to direct the disposition of 2,102,587
(iv) Shared power to dispose or to direct the disposition of 17,900

Wing-Yu Leung has sole voting and dispositive authority over 1,850,680 shares which he personally owns (in addition, he may purchase up to 275,607 shares pursuant to options exercisable within 60 days). Mr. Leung's wife, Louise Shun-Yan Leung, owns directly 17,900 shares as to which he disclaims beneficial ownership.

On October 26, 2004, A.G. Edwards Trust Company replaced Wing-Yu Leung and Louise Shun-Yan Leung as co-trustees over 300,000 shares held in trust for the benefit of their minor son Michael Pak Shing Leung (the “Michael Trust”) and co-trustees over 300,000 shares held in trust for the benefit of their minor son Matthew Pak-Ling Leung (the “Matthew Trust”).  Wing-Yu Leung and Louise Shun-Yan Leung have no voting or dispositive power with respect to the shares held by these trusts and have no economic interest in any of such shares.  They disclaim beneficial ownership of the 300,000 shares held by the Michael Trust and the 300,000 shares held by the Matthew.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date
/s/ Wing-Yu Leung
Signature
Wing-Yu Leung
Name/Title